Tidal Commodities Trust I S-4/A

Exhibit 8.1

December 7, 2023

Tidal Commodities Trust I

c/o Tidal Investments LLC

234 West Florida Street

Milwaukee, WI 53204

Re:	Hashdex Bitcoin Futures ETF

Ladies and Gentlemen:

We have acted as counsel to Tidal Commodities Trust I (the “Acquiring Trust”), a Delaware statutory trust, on behalf of its series, Hashdex Bitcoin Futures ETF (the “Acquiring Fund”), in connection with the Acquiring Fund’s acquisition of substantially all of the assets of Hashdex Bitcoin Futures ETF (the “Target Fund”), as series of Teucrium Commodity Trust (the “Target Trust”), a Delaware statutory trust, in exchange solely for shares of beneficial interest in the Acquiring Fund (“Acquiring Fund Shares”), and the assumption by the Acquiring Fund of liabilities of the Target Fund (the “Merger”), pursuant to an Agreement and Plan of Partnership Merger and Liquidation (“Agreement”) entered into by Acquiring Trust, on behalf of the Acquiring Fund, and Target Trust, on behalf of the Target Fund, on October 30, 2023.1

In rendering this opinion, we have examined (1) the Agreement, (2) the Combined Information Statement/Prospectus dated December 7, 2023, regarding the Merger (the “Prospectus”), and (3) other documents we have deemed necessary or appropriate for the purposes hereof (collectively, “Documents”). We have assumed, for purposes hereof, the accuracy and completeness of the information contained in all the Documents. As to various matters of fact material to this opinion, we have relied, exclusively and without independent verification (with your permission), on the representations and warranties set forth in the Agreement and on the statements and representations of officers and other representatives of the Acquiring Fund and the Target Fund (collectively, “Representations”). We have assumed that any Representation made “to the knowledge and belief” (or similar qualification) of any person or party is, and at the Closing Date (as defined in the Agreement) will be, correct without such qualification. We have also assumed that as to all matters for which a person or entity has represented that such person or entity is not a party to, does not have, or is not aware of any plan, intention, understanding, or agreement, there is no such plan, intention, understanding, or agreement. Finally, we have assumed that the Documents and the Representations present all the material and relevant facts relating to the Merger, the Acquiring Fund and the Acquiring Fund Shares.

1       Each of the Target Fund and Acquiring Fund is sometimes referred to herein as a “Fund,” and each of Acquiring Trust and Target Trust is sometimes referred to herein as a “Trust.”

K&L Gates LLP

One Congress Street Boston MA 02114

T +1 617 261 3100 F +1 617 261 3175 klgates.com

December 7, 2023

In addition, in rendering this opinion, we have relied upon and have assumed, with your permission, (i) the accuracy and completeness of the statements contained in the Prospectus, (ii) that the Fund will operate at all times in the manner discussed in its organizational documents, the Prospectus and the Representations, (iii) the accuracy and completeness of the facts, representations and assumptions set forth or referenced herein and (iv) that any representation qualified by knowledge, intention, belief, disclaimer of responsibility or any similar qualification is true, correct and complete without such qualification. You have not requested that we undertake, and we have not undertaken, any independent investigation of the accuracy of the facts, representations and assumptions set forth or referred to herein. Any inaccuracy or subsequent change in such facts, representations or assumptions could adversely affect our opinion.

Based upon and subject to the foregoing, we confirm that the discussion in the Prospectus under the heading “U.S. Federal Income Tax Considerations,” to the extent it consists of statements of U.S. federal income tax law and legal conclusions with respect thereto, and subject to the limitations and qualifications set forth therein, constitutes our opinion as to the material U.S. federal income tax consequences that will apply under currently applicable law to the purchase, ownership and disposition of Acquiring Fund Shares.

Our opinion is based on, and is conditioned on the continued applicability of, the provisions of the Internal Revenue Code of 1986, as amended, and the Treasury Regulations thereunder, judicial decisions, and rulings and other pronouncements of the Internal Revenue Service (“Service”) in existence on the date hereof. All the foregoing authorities are subject to change or modification that can be applied retroactively and thus also could affect the conclusions expressed herein; we assume no responsibility to update our opinion after the date hereof with respect to any such change or modification. Our opinion represents our best judgment regarding how a court would decide the issues addressed herein and is not binding on the Service or any court. Moreover, our opinion does not provide any assurance that a position taken in reliance thereon will not be challenged by the Service, and although we believe that our opinion would be sustained by a court if challenged, there can be no assurances to that effect.

Our opinion addresses only the specific federal income tax consequences set forth above and does not address any other federal, or any state, local, or foreign tax consequences or any other action (including any taken in connection therewith). Finally, our opinion is solely for the information and use of the addressee and its shareholders and may not be relied on for any purpose by any other person without our express written consent.

Very truly yours,